

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2018

Patrick J. Unzicker
Chief Financial Officer
Adtalem Global Education Inc.
3005 Highland Parkway
Downers Grove, Illinois 60515

      Re: Adtalem Global Education Inc.
          Form 10-K for the Fiscal Year Ended June 30, 2017
          Filed August 24, 2017
          Form 10-Q for the Quarterly Period Ended December 31, 2017
          Filed February 6, 2018
          File No. 001-13988

Dear Mr. Unzicker:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

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